Hypo Real Estate
HOLDING

04045004

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Stefan Wittermann
Telephone +49/89/20 30 07-782
Fax +49/89/20 30 07-772
E-mail Stefan.Wittermann
@HypoRealEstate.com

Rule 12g3-2(b) File No.
82-34748

Date 16 September 2004

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 2 0 2004
WASH. D.C. 185

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
SEP 2 3 2004
THOMSON
FINANCIAL

Yours faithfully
Hypo Real Estate Holding AG

Martina Peterhofen

Stefan Wittermann

Enclosures

(1) 16 September 2004	Ad hoc notice: Hypo Real Estate Bank AG is selling a portfolio with a volume of EUR 3.6 billion and is completing its restructuring process
(2) 16 September 2004	Press release: Hypo Real Estate Bank AG sells real estate loan portfolio with a volume of EUR 3.6 billion – restructuring process in Germany has been completed
(3) 14 September 2004	Press release: Hypo Real Estate Bank International's successful benchmark issue of EUR 1.25 bn exceeds expectations
(4) 02 September 2004	Press release: Hypo Real Estate Bank International: Michael Schultheiss has been appointed Head of Treasury & Rates

Rule 12g3-2(b) File No.
82-34748

Hypo Real Estate Bank AG is selling a portfolio worth EUR 3.6 billion and is completing its restructuring process

Munich, 16 September 2004 – The real estate financier Hypo Real Estate Bank AG – a member of the Hypo Real Estate Group – has sold a German real estate loan portfolio worth approx. EUR 3.6 billion in total. The portfolio is made up of a total of around 4,200 loans. The portfolio which has been sold comprises performing loans (EUR 0.66 billion), most of which had, however, been placed on a watch list. It also comprises sub-performing loans (EUR 0.46 billion) and non-performing loans (EUR 2.48 billion). Cumulative arrears (interest, costs, redemption payments) of approx. EUR 300 million are included in the overall volume. The buyer is the US investment company Lone Star; it has been agreed that the purchase price will not be revealed. The sale is to be effected by spinning off the loan portfolios to a new company whose shares will be taken on by the investor. The assignment of the loans by way of the spin-off in accordance with the Transformation Act, which is expected to be completed by the end of 2004, is, as far as the managing board is aware, the largest transaction of this type which has ever been carried out in the world.

As a result of the sale, the non-performing loans of the business segment Hypo Real Estate Deutschland in the Hypo Real Estate Group will be reduced by 75% from approx. EUR 3.32 billion (including costs and interest) to a remainder of approx. EUR 0.84 billion (of which EUR 0.11 billion in costs and interest). As a result of the transaction, Hypo Real Estate Bank AG will be able to complete its restructuring much earlier than originally planned. It will accordingly immediately resume new business in Germany and will be the center of competence for Germany within the group. It will employ a business model which combines the successful business models of the two other business segments in the group, namely Hypo Real Estate International and Württembergische Hypothekenbank.

The sale will not have any impact on the earnings target of the Hypo Real Estate Group in the year 2004 (profit before taxes: EUR 205 to 225 million). If the financial year continues to proceed as planned, the group already envisages to pay a dividend for 2004. Nevertheless, additional costs of up to EUR 20 million might be necessary at Hypo Real Estate Deutschland as a result of the size and complex nature of the sale. For this reason, the managing board is forecasting profit before taxes of EUR 0 to EUR minus 20 million for this segment in 2004 instead of the previous forecast of EUR 0 to EUR minus 5 million.

The managing board expects that the transaction will significantly boost the profitability of the business segment Germany as well as the overall group next year. In consequence, the managing board currently expects that the group will be able already in 2005 to cover its cost of capital, which will fall to between 7.5 and 8% (after taxes) as a result of the portfolio sale, and that it will achieve a return on equity after taxes of between 10 and 11% in 2007.

Rule 12g3-2(b) File No.
82-34748

Hypo Real Estate
GROUP

Press release

Hypo Real Estate Bank AG sells real estate loan portfolio with a volume of EUR 3.6 billion – restructuring process in Germany has been completed

- **Largest transaction of this kind which has ever been carried out in the world**
- **Considerable positive impact for the group's profitability**
- **Restructuring of Germany business completed much earlier than originally planned**
- **Hypo Real Estate Bank AG to commence new business with immediate effect**
- **Georg Funke: "A new era has started for the Hypo Real Estate Group"**

Munich, September 16th 2004 - Hypo Real Estate Bank AG, which belongs to the Hypo Real Estate Group, has sold a German real estate loan portfolio with a total volume of around EUR 3.6 billion to an institutional investor. As far as the managing board is aware, this is the largest transaction of this type which has ever been carried out in the world. The sale has meant that the volume of non-performing loans in the business segment Hypo Real Estate Deutschland has been reduced by 75% in a single transaction. However, the portfolio which has been sold also comprises performing loans. The transaction means that restructuring of the Germany business will be completed much earlier than originally planned. Hypo Real Estate Bank AG will resume new business in Germany with immediate effect. As a result of the sale, profitability of the business segment Hypo Real Estate Deutschland as well as the entire group will improve significantly next year.

Transaction structure

The real estate loan portfolio has been bought by the US investment company Lone Star. As part of the transaction, in which the securities provided to Hypo Real Estate Bank AG have also been transferred, the investor will take on around 4,200 loans extended to 1,700 customers. The portfolio which has been sold comprises performing loans (EUR 0.66 billion), most of which had been placed on a watch list. It also comprises sub-performing loans (EUR 0.46 billion) and non-performing loans (EUR

2.48 billion). Cumulative arrears (interest, costs, redemption payments) amounting to approx. EUR 300 million are included in the overall volume of EUR 3.6 billion. The portfolio consists of commercial loans (56 %) and residential real estate loans (44 %). The arranger of the transaction is HVB Real Estate Structured Products/M&A.

It has been agreed that the purchase price will not be revealed. The transaction has been effected by spinning off the loan portfolio in accordance with the Transformation Act to a new company whose shares have been acquired by the investor. The transaction is expected to be completed by the end of 2004.

In future one of the best portfolio qualities among German real estate financiers

The sale has significantly improved the quality of the real estate loan portfolio of the business segment Hypo Real Estate Deutschland as well as the overall group. The volume of non-performing loans of the business segment will be reduced by 75%, from approx. EUR 3.32 billion (including costs and interest) to a residual amount of approx. EUR 0.84 billion (of which EUR 0.11 billion in costs and interest). For various reasons, a sale is not possible or would not make financial sense, whereas an adequate loan-loss allowance has been set aside for all remaining loans. Hypo Real Estate Bank AG will in future have one of the best portfolio qualities of all real estate financiers in Germany: In total, only around 3% of the remaining portfolio worth EUR 33.2 billion comprise sub-performing loans and non-performing loans, and only around 2% comprises non-performing loans.

Restructuring completed in record time

As a result of the transaction, restructuring of Germany business will be completed much earlier than originally planned. This restructuring process commenced in the spring of 2003, in other words, even before the process of spinning-off the commercial real estate financing business of HypoVereinsbank to the Hypo Real Estate Group which took place at the end of September. Within around 18 months, all planned restructuring measures have been fully or almost fully completed:

- The real estate loan portfolio in Germany has been reduced by EUR 9 billion to EUR 33.2 billion (after the sale)

- Significant improvement in margins upon prolongation
- Structures and processes have been significantly streamlined, e.g. as a result of the merger of WestHyp with Hypo Real Estate Bank AG, branch closures, headcount reduction and modernization of the IT landscape.

Hypo Real Estate Bank to become the group's centre of competence for Germany

With immediate effect, Hypo Real Estate Bank AG will resume new business in Germany, which was suspended around two years ago. It will accordingly be the centre of competence for Germany for the entire Hypo Real Estate Group. It will employ a strategy combining the successful business models of the two other business segments in the group, namely Hypo Real Estate International and Württembergische Hypothekenbank. The main features of this business model will be:

- Cashflow-oriented transaction banking (every transaction is considered on its own merits, no fixed rulings on locations and markets)
- Strict focus on profitability and risk management, market share considerations and volume play a subordinate role.

Profitability targets will be met much more quickly

The transaction will not have any impact on the earnings target of the Hypo Real Estate Group in 2004 (consolidated profit before taxes between EUR 205 and 225 million), which have accordingly again been confirmed. Nevertheless, the size and complex nature of the sale might require additional costs of up to EUR 20 million at the business segment Hypo Real Estate Deutschland. For this reason, the managing board is predicting profit before taxes of EUR 0 to EUR minus 20 million for this segment in 2004, instead of the previous forecast of EUR 0 to EUR minus 5 million.

The managing board expects that the transaction will significantly improve profitability of the business segment Hypo Real Estate Deutschland and also the overall group already in 2005. In consequence, it will be possible for the original plans of the Hypo Real Estate Group drawn up at the time of the spin-off from HypoVereinsbank to be significantly exceeded.

In the business segment Hypo Real Estate Deutschland, the dramatic improvement in portfolio quality and new business which is starting up again mean that return on equity after taxes of 4 to 5% is expected for the year 2005.

At the group level, it is currently expected that the Hypo Real Estate Group will next year for the first time cover its cost of capital, which the portfolio sale will reduce to between 7.5 and 8% after taxes. At the point at which the spin-off of the group took place, this aim had been budgeted for 2007. For that year, the managing board is now predicting return on equity after taxes of between 10 and 11% for the group. A return of between 3.5 and 4% (after taxes) is planned for the current year 2004 – as announced on several occasions. If the current financial year continues as planned, the group already aims to pay a dividend already for the year 2004.

Georg Funke, chairman of the managing board of Hypo Real Estate Holding AG: "With the sale of the real estate loan portfolio worth EUR 3.6 billion, a move which points the way ahead for the sector, and the start of new business in Germany, a new era is commencing for our group. We have succeeded in completing the process of restructuring our Germany business in record time. The Hypo Real Estate Group has returned to the German market within less than 12 months after becoming independent. We now have the opportunity to meet our profitability targets for the group much more quickly than originally planned. This will be possible not only as a result of new business in Germany but also by further expansion of our international real estate financing activities."

Press contact:

Hypo Real Estate Group
Oliver Gruß
Telephone: +49 (0)89 203007 781
Telefax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Further information will be announced today in the course of a press conference held by the managing board at 11.30 hours on the premises of Hypo Real Estate Holding AG, Unsöldstr. 2, 80538 Munich.

Rule 12g3-2(b) File No.
82-34748

Hypo Real Estate
GROUP

Press release

Hypo Real Estate Bank International' successful benchmark issue of EUR 1.25bn exceeds expectations

- **Second Benchmark issue under MTN-Programme was closed well ahead of schedule**
- **Georg Funke: „The success of this issue reflects acceptance of the capital markets towards our business model"**

Dublin/Munich, September 14th 2004: Hypo Real Estate Bank International, Dublin, has successfully issued its second benchmark bond. The issue with a size of EUR1.25bn, was met with great interest in the capital markets. The issue, with a duration of five years pays a coupon of 3-months- Euribor +25bp. The issue is listed in Dublin and Luxembourg. Joint lead managers are Barclays Capital, Deutsche Bank, Dresdner Kleinwort Wasserstein, DZ Bank and HypoVereinsbank.

Georg Funke, CEO of Hypo Real Estate Bank International and Chairman of the Managing Board of Hypo Real Estate Holding AG: „The success of our second Benchmark transaction really reflects the acceptance of the capital markets of the business model of Hypo Real Estate Bank International and of Hypo Real Estate Group".

The second Benchmark issue was preceded by an extensive investor marketing roadshow in Austria, France, Germany, Italy, Ireland, Luxemburg, the Netherlands, Scandinavia and the UK. The demand was so strong that book building had to be finished already on Monday, two days earlier than originally planned. Therefore, the Reoffer-Price of 99,667% was fixed at the lower end of the originally planned price range.

**Rule 12g3-2(b) File No.
82-34748**

Eckehard Dettinger-Klemm, a member of the board of executive directors of Hypo Real Estate Bank International, responsible for Treasury & Rates:
„The highly positive response of investors demonstrates that Hypo Real Estate Bank International has positioned itself successfully in the capital markets within less than 12 months. This acceptance is a result of continuous communication with our investors and the Banks clear-cut funding strategy."

Note to the editors:

The MTN-program which provides the framework for issuing the bank´s bonds has a volume of 10 billion euros. The arranger in the debt issue program is Morgan Stanley. Eleven other institutions will market future issues in addition to Morgan Stanley.

Hypo Real Estate Bank International, Dublin
Hypo Real Estate Bank International in Dublin is part of the Hypo Real Estate Group (HREG). The group is one of Europe's largest providers of commercial real estate finance. The corporate group consists of the non-operational, listed holding company, Hypo Real Estate Holding AG headquartered in Munich, and three operating units: besides Hypo Real Estate Bank International, these are Württembergische Hypothekenbank AG (WürttHyp) headquartered in Stuttgart, and Munich-based Hypo Real Estate Bank AG, Germany.

Contact:
Hypo Real Estate Group
Oliver Gruß
Fon: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-Mail:oliver.gruss@hyporealestate.com

Rule 12g3-2(b) File No.
82-34748

Hypo Real Estate
GROUP

Press release

Hypo Real Estate Bank International: Michael Schultheiss has been appointed Head of Treasury & Rates

Munich/Dublin, 2.9.2004: The Treasury department of Hypo Real Estate Bank International, Dublin has been restructured. Michael Schultheiss (36) is, with immediate effect, Head of "Treasury & Rates". He is responsible for "Liquidity Management", "Asset, Liability & Risk Management" and "Money Markets & FX". Mr. Schultheiss was formerly Head of Asset, Liability & Risk Management.

Martin Schulte, who was previously responsible for Treasury, manages the Debt Capital Markets activities of Hypo Real Estate Bank International which are concentrated in Luxembourg. In addition to his position as Head of Hypo Pfandbrief Bank International (HPBI) he is responsible for the funding of Hypo Real Estate Bank International and its subsidiaries.

Mr. Schultheiss and Mr. Schulte both report to Eckehard Dettinger-Klemm, member of the board of Hypo Real Estate Bank International.

Hypo Real Estate Bank International, Dublin
Hypo Real Estate Bank International in Dublin is part of the Hypo Real Estate Group (HREG). The group is one of Europe's largest providers of commercial real estate finance. The corporate group consists of the non-operational, listed holding company, Hypo Real Estate Holding AG headquartered in Munich, and three operating units: besides Hypo Real Estate Bank International, these are Württembergische Hypothekenbank AG (WürttHyp) headquartered in Stuttgart, and Munich-based Hypo Real Estate Bank AG, Germany.

Hypo Real Estate Group
Press department

Rule 12g3-2(b) File No.
82-34748

Note to the editors:

From September 1st, 2004 the former Pfandbrief International S.A ("PBI"), Luxembourg – a subsidiary of Hypo Real Estate Bank International – will operate under the name **Hypo Pfandbrief Bank International S.A.**

Further information: www.hpbi.lu

Press contact:
Oliver Gruss
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com